February 7, 2014

Mark P. Shuman

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Patent Properties, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 22, 2014
File No. 333-191783

Dear Mr. Shuman:

On behalf of our client, Patent Properties, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated February 5, 2014 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-191783) (the “Form S-1”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 3 to the Form S-1 (“Amendment No. 3”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.	We note your response to prior comment 1. Please prominently disclose that the invention agreement with Mr. Walker is limited to improvements upon the patents that he has already assigned, and provide a new risk factor that discusses the potential adverse consequences of the lack of a contractual arrangement with Mr. Walker regarding new technologies developed by him. The last risk factor on page 7 and first sentence after the ‘Intellectual Property/Patent Portfolio Overview’ sub-heading on page 30 appear to suggest that the company will own all of Mr. Walker’s future inventions and intellectual property. Please revise these and other applicable sections of the filing to address the conditions and resulting risks concerning the scope of the contract with Mr. Walker.

RESPONSE: The disclosure requested by the Staff has been included.

Prospectus Summary

Overview of the Business, page 1

Mark P. Shuman

U.S. Securities and Exchange Commission

February 7, 2014

2.	With respect to prior comment 3, please revise the first sentence of the second paragraph to state that the company indirectly acquired Walker Holdings and thereby became a holding company with primary operations of patent licensing and patent sales conducted through the acquired entity. The existing text continues to focus on legal mechanics rather than the economic effects of the reverse merger transaction. It does not appear that you need to identify all of the legal entities that were parties to the transaction or specify the mechanics of the merger as such details are of limited value to investors and are difficult to follow.

RESPONSE: The disclosure requested by the Staff has been included.

3.	Please expand the final sentence of the second paragraph to provide a cross-reference to page 25 of the prospectus where you summarize the conditions of your contingent commitment to issue 2,166,667 shares of common stock to Walker Digital. Additionally, please ensure that this commitment is discussed in your related party transactions and interlocks sections.

RESPONSE: The disclosure requested by the Staff has been included.

Financial Results, page 2

4.	In the second paragraph, please briefly explain the nature of the payments from the party that contributed 40% of your revenues in 2012 and the party that contributed 46% of your revenues for the nine months ended September 30, 2013. To provide context concerning the activities that resulted in those portions of your revenue streams, explain in each instance the extent to which those revenues were from sales of technology, non-recurring licensing fees, litigation settlement payments or other transactions that you concisely summarize.

RESPONSE: The disclosure requested by the Staff has been included.

Risk Factors

Risks Related to our Company, our Business and our Industry

“In order to grow, we may have to invest more resources in research...,” page 6

5.	Please expand this paragraph to provide quantitative information regarding the very limited number of personnel who primarily engage in research and development of new technologies. It appears from your response to prior comment 5 that six of your ten employees are engaged in litigation administration activities and that at least one additional employee engages in administrative activities.

RESPONSE: The disclosure requested by the Staff has been included.

Mark P. Shuman

U.S. Securities and Exchange Commission

February 7, 2014

Description of Business

Overview

Business Overview, page 29

6.	Please reconcile the last three sentences of this paragraph with your response to prior comment 1 and Exhibit 10.35. Additionally, please consider comment 1 of this letter when making your revisions.

RESPONSE: The disclosure requested by the Staff has been included.

7.	We note your response to prior comment 8. Please clearly identify the source of your information as Wikipedia.

RESPONSE: The disclosure requested by the Staff has been included.

Intellectual Property/Patent Portfolio Overview, page 30

8.	In the fourth paragraph you disclose the website address www.uspto.gov. Please note that when you include an inactive uniform resource locator, or URL, to a website that is not your own, the information on that website must also be filed as part of your document. Include this information as part of your prospectus or revise to remove the URL. Please see Footnote 41 to SEC Release No. 33-7856.

RESPONSE: The disclosure has been revised as requested by the Staff.

Item 16. Exhibits, page II-3

9.	We note your response to prior comment 14. Please file your engagement agreement with IP Navigation Group as it was a material contract at the time your 8-K was filed and was entered into with a greater than five percent stockholder who is named in the prospectus. See Item 601(b)(10)(ii)(A) of Regulation S-K. For additional guidance, please consider Question 146.06 of our Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: The filing of the engagement agreement requested by the Staff has been included in Amendment No. 3.

10.	We reissue prior comment 16 as it does not appear that the amendment to the certificate of incorporation that effected the name change was filed with Amendment No. 2.

RESPONSE: The filing of the amendment to the certificate of incorporation requested by the Staff has been included in Amendment No. 3.

Sincerely,

/s/ Norwood P. Beveridge, Jr.

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